

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2011

Via E-mail
Joseph L. Farmer
General Counsel and Senior Vice President of Legal Affairs
AMAG Pharmaceuticals, Inc.
100 Hayden Avenue
Lexington, MA 02421

> **Re: AMAG Pharmaceuticals, Inc.**
> **Preliminary Consent Revocation Statement on Schedule 14A**
> **Filed September 29, 2011**
> **File No. 001-10865**

Dear Mr. Farmer:

We have reviewed the above listed filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter. All defined terms used in this letter have the same meaning as in the consent revocation statement listed above unless otherwise indicated.

Schedule 14A – Preliminary Consent Revocation Statement

Questions and Answers About This Consent Revocation Solicitation, page 1

1. Please characterize as your belief the assertion that the current Board will continue to act in the best interest of shareholders.

Reasons to Reject the MSMB Proposal, page 5

2. Please expand your disclosure on pages 6 and 7 to describe in more detail the analysis the Board conducted in determining that the MSMB Non-Binding Acquisition Offer was not reasonably expected to result in a superior offer to the proposed Allos merger and is not

in the best interests of the Company's stockholders. Balance your discussion of the premium represented by MSMB's offer with a comparison of the factors which the Board determined weighed in favor of the proposed Allos merger. Specifically address why the Board determined that the proposed Allos merger is in the best interest of shareholders.

Solicitation of Revocations, page 14

3. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Directors and Executive Officers of AMAG, page 25

4. Please list the years that Mr. Thomas held his positions at Molecular Biometrics and Critical Therapeutics, Inc.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Nandini Acharya at 202.551.3495 or to me at 202.551.3444. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Miguel J. Vega, Esq.
        Cooley LLP
        500 Boylston Street
        Boston, MA 02116-3736